UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC # 8-70997

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/10/2024   AND ENDING 12/31/2025

                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Brant Street Capital Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 King Street West, Suite 2920
(No. and Street)

Toronto	**Ontario**	**M5X 1C7**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gurdeep Gill	**416 642 6125**	**gsg@brantstreet.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	**New Delhi**	**India**	**110052**
(Address)	(City)	(State)	(Zip Code)

02/10/2009		**3223**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gurdeep Gill _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brant Street Capital Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sarbjeet Singh Chaggar (LSO# 63092N)
A Notary Public of the Province of Ontario
My Commission does not expire.

Signature: _____

Title:
President

Sworn (or affirmed) before me at Toronto, Ontario, Canada this **6**ᵗʰ day of **March** , 2026.

This filing** contains (check all applicable)

- ■ **(a)** Statement of financial condition.
- ☐ **(b)** Notes to consolidated statement of financial condition.
- ☐ **(c)** Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ **(d)** Statement of cash flows.
- ☐ **(e)** Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ **(f)** Statement of changes in liabilities subordinated to claims of creditors.
- ☐ **(g)** Notes to consolidated financial statements.
- ☐ **(h)** Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ **(i)** Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ **(j)** Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ **(k)** Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ **(l)** Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ **(m)** Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ **(n)** Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ **(o)** Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ **(p)** Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ **(q)** Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ **(r)** Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(s)** Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ **(t)** Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ **(u)** Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ **(v)** Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(w)** Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(x)** Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ **(y)** Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ **(z)** Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRANT STREET CAPITAL INC.
(SEC I.D. No. 8-70997)

Statement of Financial Condition and Supplementary Information
and
Report of Independent Registered Public Accounting Firm

As of December 31, 2025
(*Expressed in U.S. Dollars*)

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Brant Street Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying Balance sheet of the Brant Street Capital Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2025.

New Delhi, India

March 02, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

BRANT STREET CAPITAL INC.
Index to Financial Statements
15 Month Period Ended December 31, 2025


BRANT STREET CAPITAL INC.
Balance Sheet
December 31, 2025


ASSETS

CURRENT

Cash	$	2,205,013
Accounts receivable		409,696
Sales tax recoverable		61,671
	$	**2,676,380**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

Accounts payable and accrued liabilities	$	47,523
Income taxes payable		185,482
Bonuses payable		565,446
		798,451

SHAREHOLDERS' EQUITY

Share capital *(Note 4)*	100
Additional paid-in capital *(Note 5)*	550,730
Retained earnings	1,327,099
	1,877,929
	$ 2,676,380

APPROVED BY THE DIRECTOR

_____ *Director*


See accompanying notes to financial statements

1


1. ORGANIZATION

Brant Street Capital Inc ("Company"). was incoporated on March 3, 2022 under the Canada Business Corporations Act. The Company's registered office is 130 King Street West Suite 2920, Toronto, Ontario, Canada, M5X 1C7. The Company specializes in the secondary market for illiquid fund and direct investments. The Company facilitates the sale of limited partnership and similar fund interests between the institutional investors and the current owners of the interests. The Company's clients include general partners, limited partners and global sophsiticated institutional investors.

The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934.The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold customer funds or securities.

Under its membership agreement with FINRA, the Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not need to claim an exemption from SEA Rule 15c3-3 and instead relies upon under the "Non-Covered Firm" provision.

FINRA membership was granted on October 10, 2024, requiring regulatory prepared and audited financial statements for 15 months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP).

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash.

Foreign currency translation

Accounts in foreign currencies have been translated into U.S. dollars as their functional currency method. Monetary assets and liabilities have been translated at the year end exchange rate. Non-monetary assets have been translated at the rate of exchange prevailing at the date of transaction. Revenues and expenses have been translated at the average rates of exchange during the year.

Foreign exchange gains and losses on monetary assets and liabilities are included in the determination of earnings.

Fees receivable

Fees receivable are equal to contractual amounts reduced for allowances, if applicable. The Company considers fees receivable to be fully collectible; accordingly, no allowance for credit losses has been established as of December 31, 2025.

(continues)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair value of financial instruments

The Company utilizes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The levels of the hierarchy are described below:

- Level 1: Values are determined using quoted market prices for identical financial instruments in an active market.

- Level 2: Values are determined using quoted prices for similar financial instruments and valuation models whose inputs are observable.

- Level 3: Values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses these levels of hierarchy to measure the fair value of certain financial instruments on a recurring basis, such as for investments; on a non-recurring basis, such as for acquisitions and impairment testing; for disclosure purposes, such as for long-term debt; and for other applications, as discussed in their respective notes.

Categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The carrying amount of cash and cash equivalents, fees receivable, and accounts payable approximate fair value due to the immediate or short-term maturity of these financial instruments.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. This ASU enhances segment disclosures primarily around significant segment expenses for both interim and annual periods and expanded single segment disclosure requirements. The amendments in this ASU are to be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 on October 10, 2024. The adoption did not have a material impact on the Company's disclosures in the financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement (Topic 220): Reporting Comprehensive Income - Income-Expense Disaggregation Disclosures," which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. The amendments in this ASU will be effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the impact of the new requirements.

Revenue

Revenue is recognized in accordance with ASC 606 – Revenue from Contracts with Customers. The Company earns fees for facilitating the transfer of private fund interests in the secondary market. Fees are typically calculated as a percentage of the transaction value or as a fixed amount agreed with the customer.

Revenue is recognized when the performance obligation is satisfied, which occurs on the later of:

1. The date all required signatures for the transaction are obtained, or

(continues)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

      2. The effective transfer date of the fund interests as specified by the General Partner, if applicable

Fees are recognized net of any estimates for rebates, adjustments, or refunds, if applicable. The Company evaluates collectibility and, if necessary, records an allowance for doubtful accounts to reduce receivables to their estimated realizable value.

Earnings per share ("EPS")

Basic earnings per common share is computed by dividing net income attributable to the Company by the weighted average number of common shares outstanding for the year. Diluted earnings per common share is calculated by adjusting the weighted average oustanding shares to assume converion of all potentially dilutive stock options, restricted stock units and restricted shares.

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it does not recognize that excess.

Concentration risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and fees receivable. The majority of the Company's cash, cash equivalents, and restricted cash is held with one major financial institution and exposes the Company to a certain degree of credit risk. Substantially all cash amounts on deposit with major financial institutions exceed Federal Deposit Insurance Corporation insured limits. The concentration of credit risk with respect to fees receivable is generally limited due to the short payment terms extended to clients by the Company.

The Company derives revenues from all its clients located in United Staes of America.

3. REVENUE

Disaggregation of revenue

Revenue is earned exclusively as commission fees from facilitating the transfer of private fund interests in the secondary market.

4. SHARE CAPITAL

The Compnay has 100 Class A common stock oustanding as at December 31, 2025.

Class A common stock

Holders of Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Additionally, holders of shares of Class A common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a Brant Street Capital Ltd, a related party (related through common ownership) under which certain administrative services are shared. The related party initially incurs the full amount of administrative expenses, including office rent, utilities, information technology support, and other general overhead.

Under the expense sharing agreement, 50% of the total administrative expenses incurred by the related party are reimbursed by the Company. The Company records such reimbursements as administrative expenses in the period in which the related-party expenses are incurred.

Payments to the related party for administrative services are made in the ordinary course of business at amounts agreed upon under the expense sharing agreement. The terms of the arrangement are considered reasonable and consistent with those that would be available in an arm's-length transaction.

For the 15 months period ended December 31, 2025, $129,663 of administration expense and $344,427 of salary expense were the 50% portions of the administrative expenses of the Company. The Company had administrative expenses payable to the related party of $9,534.

6. QUALITATIVE AND QUANTITATIVE MARKET RISK

Qualitative Disclosure

The Company is exposed to certain financial risks in the ordinary course of business, including credit risk, liquidity risk, and interest rate risk, arising primarily from its cash, accounts receivable, sales tax receivable, accounts payable, and accrued liabilities and amounts due to shareholders.

Credit risk: Credit risk arises from the possibility that counterparties, primarily institutional investors and fund entities, may fail to meet their contractual obligations. The Company mitigates credit risk by performing ongoing credit evaluations of customers and limiting exposure to any single counterparty. Sales tax receivable is due from the government and is considered low credit risk.

Liquidity risk: Liquidity risk is the risk that the Company will not have sufficient funds to meet its obligations as they become due. The Company manages liquidity risk by maintaining adequate cash balances and monitoring expected cash inflows and outflows.

Interest rate risk: The Company's exposure to interest rate risk is limited to the interest earned on its cash balances. Changes in market interest rates could affect interest income earned, but the impact is not considered material.

Quantitative Disclosure

The carrying amounts of financial instruments approximate fair value due to their short-term nature. The primary financial instruments subject to market risk include cash and cash equivalents, accounts receivable, sales tax receivable, accounts payable, accrued liabilities, and amounts due to shareholders.

7. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of private placements of securities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

(continues)

7. SEGMENT REPORTING *(continued)*

Additionally, the CODM uses excess net capital *(Note 10)*, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. . The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above in (Note 2).

8. COMMITMENTS AND CONTINGENCY

There are no commitments, contingencies, guarantees, litigation, arbitration or other claims as of December 31, 2025.

9. SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 26, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $1,877,929 which exceeded the requirement by $1,872,929. and the company is in compliance with its ratio of aggregate indebtedness to net capital.